Fortuna Silver to Present at the 3rd Annual Dahlman Rose & Co. Emerging Miners CEO Conference in New York, 1/12-13

Vancouver, January 9, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI) is pleased to announce that it will be presenting at the 3rd Annual Dahlman Rose & Co. Emerging Miners CEO Conference this month at the Omni Berkshire Place in New York City.  Jorge A. Ganoza, Fortuna’s President, CEO and co-founder, will join top executives from more than 40 emerging mining companies at the meeting on January 12th and 13th.

“Fortuna is looking forward to participating in New York’s premier mining conference, and broadening our exposure among US institutional investors.  The Company’s inclusion on Dahlman Rose’s roster marks a good beginning to the year,” said Ganoza.

About Dahlman Rose & Co.

Dahlman Rose & Co., LLC (MEMBER: FINRA/SIPC) is a research-driven investment bank focused on energy, transportation, infrastructure, and other industries that compose the global supply chain.  The firm’s industry-leading analysts, bankers, and traders offer unique insight into the companies and markets that provide the building blocks of the global economy.  Dahlman Rose provides institutional sales and trading, equity research, mergers and acquisitions advisory, and underwriting services.  For more information regarding Dahlman Rose, please visit www.drco.com.

About Fortuna Silver Mines Inc.

Established in 2004, Fortuna is a growth-oriented silver and base metal producer focused on mining opportunities in Latin America.  Its primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is also engaged in exploration activities at the Mario property in central Peru and is selectively pursuing additional acquisition opportunities in the region.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 2

Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

Mobile:  646-382-3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.